

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2014

<u>Via E-mail</u>
David A. Garrison
Chief Financial Officer, Treasurer and Secretary
Tecogen Inc.
45 First Avenue
Waltham, MA 02451

> **Re: Tecogen Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed November 26, 2014**
> **File No. 333-199634**

Dear Mr. Garrison:

We have reviewed your amended registration statement and have the following comments.

<u>General</u>

1.   Please amend your filing to include currently-dated signatures and an updated auditors' consent.

Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Edwin L. Miller (*via e-mail*)
Sullivan & Worcester LLP